HMWW/Wiley-GDCh-DPhG-VCH/Purchase and Assignment
             Agreement/endg./ST005421/May 6, 1996


               Purchase and Assignment Agreement

among

1.  Gesellschaft Deutscher Chemiker e.V.
    Varrentrappstrasse 40
    D-60486 Frankfurt am Main
    Federal Republic of Germany

              - hereinafter referred to as "GDCh" -

2. Deutsche Pharmazeutische Gesellschaft e.V., registered in Berlin, c/o Prof. Dr. H.P.T. Ammon, Im Kleeacker 30,
    72072 Tubingen

              - hereinafter referred to as "DPhG" -
              - GDCh and DPhG hereinafter collectively
                referred to as the "Sellers" -

on the one side

and

3.  John Wiley & Sons, Inc.
    605 Third Avenue
    New York, N.Y. 10158-0012, USA

    an American stock corporation organized and existing under the laws of the State of New York,

         - hereinafter referred to as "Buyer" or "Wiley" -

on the other side

                         Introduction

(1) Sellers own the following shares in VCH Verlagsgesell schaft mbH, Weinheim, Germany, registered in the Commercial Register at the Lower Court Mannheim under
    HRB 508W with a stated capital in the nominal amount of DM 4.687.500,-- (hereinafter: "Company"):

    (a) GDCh owns one share in the nominal amount of DM 1,687,500 (representing 36 % of the share capital). The share is fully paid in.

    (b) DPhG owns
         one share in the nominal amount of DM   137,500
         one share in the nominal amount of DM    50,000

                                            DM   187,500

         representing 4 % of the share capital.

         The shares are fully paid in.

(2) The balance of the share capital of VCH is held as follows:

    VCH Publishing Limited Partnership,
    c/o United Corporate Services Inc.,
    15 East North Street,
    Dover, Delaware 19901, USA

    an American limited partnership organized and existing under the laws of the State of Delaware, USA

    (hereinafter referred to as "Pallas")

    owns

         one share in the nominal amount of DM   562,500
         one share in the nominal amount of DM   150,000
         one share in the nominal amount of DM    62,500
         one share in the nominal amount of DM 2,037,500

                                            DM 2,812,500

         _ hereinafter referred to as the "Pallas Shares" -


(3) The Company holds shares in various subsidiaries as listed in Exhibit 1(3) hereto (the Company and its subsidiaries shall hereinafter be referred to as the "VCH
    Group", as set out in Exhibit  1(3)).

                       Sale and Transfer

(1) GDCh hereby sells and transfers to Wiley out of its 36 % participation in VCH, a partial share corresponding to approx. 27 % of the share capital of VCH. For this purpose GDCh hereby splits its share in VCH in the nominal amount of DM 1,687,500 in two partial shares in the nominal amount of DM 1,265,600 and DM 421,900, and sells and transfers to Wiley the partial share in the nominal value of DM 1,265,600 (such share being referred to hereinafter as the "GDCh Share"). Wiley hereby purchases the GDCh Share and accepts the transfer.

(2) DPhG hereby sells and transfers to Wiley out of its 4 % participation in VCH a partial share corresponding to approx. 3 % of the share capital of VCH. For this purpose DPhG hereby splits its fully paid in share in VCH in the nominal amount of DM 50,000 in two partial shares in the nominal amount of DM 3,100 and DM 46,900, and sells and transfers to Wiley the partial share in the nominal amount of DM 3,100 and its fully paid in share in VCH in the nominal amount of DM 137,500 (such shares being referred to hereinafter as the "DPhG Shares"). Wiley hereby purchases the DPhG Shares and accepts the transfer.

(3) The transfer of the GDCh Share and of the DPhG Shares shall be subject to the conditions precedent
    (aufschiebende Bedingungen) of

  (i) clearance by the German Federal Cartel Office as set forth in Section 7 which shall be notified by either of the parties to the acting notary by submission of a photocopy of the clearance letter, or by submitting adequate evidence for the expiration of the periods during which a prohibition order could be issued, and

  (ii)   payment of the purchase price pursuant to Section 3
         (2) and (3) less any deduction on account of the Purchase Price reduction pursuant to Section 3 (5)
         (b) which was notified in writing to the acting notary as provided in Section 3 (5) (b), and

  (iii) the Buyer having entered into an agreement for the acquisition of the Pallas Shares, as set forth in para. (4) of this 2; and all conditions precedent for the sale and transfer of the Pallas Shares having occurred, except for the condition precedent of the acquisition of the GDCh and DPhG Shares, and

  (iv) the Buyer having received satisfactory evidence of the authority to act of the persons acting for GDCh and DPhG. A written confirmation by the Buyer to the acting notary that it has received such satisfactory evidence, or a certified excerpt from the Vereinsregister together with a certified copy of the Statutes, evidencing the authority of the persons signing this Agreement on behalf of GDCh and DPhG shall constitute full proof of the occurrence of this condition precedent.

         GDCh and DPhG undertake to procure such evidence as soon as possible.

         Buyer shall be entitled to waive the conditions precedent pursuant to (iii) and (iv) by written statement to the acting notary.

(4) By separate agreement, Wiley will acquire from Pallas all of its shares in VCH.

(5) As soon as all conditions precedent for the sale and transfer of the GDCh Shares and DPhG Shares have occurred, Sellers and Buyer shall submit a joint statement to this effect to the acting notary, which statement shall be kept with the notary's files and shall constitute full proof of such occurrence (except for clearance by the Federal Cartel Office, which shall be evidenced by a photocopy of the clearance letter from the Federal Cartel Office or adequate evidence for the expiration of the periods during which a prohibition order could be issued). The possibility to prove the occurrence of any of the conditions precedent through other means shall remain unaffected.

(6) As a result of the acquisition of the GDCh Shares, DPhG
    Shares and Pallas Shares by Wiley, the share capital of VCH of DM 4,687,500 will be held as follows:

    Wiley GmbH will hold shares in the nominal amount of

                                  DM   562,500
                                  DM   150,000
                                  DM    62,500
                                  DM 2,037,500
                                  DM 1,265,600
                                  DM   137,500
                                  DM     3,100

                                  DM 4,218,700  (89.99 %)

    GDCh will hold one share
    in the nominal amount of      DM   421,900  (9.0005 %)

    DPhG will hold one share
    in the nominal amount of      DM    46,900  (1.0005 %)

    total share capital:          DM 4.687,500

(7) The sale and transfer of the GDCh and DPhG Shares shall include all rights to profits for the fiscal year commencing on January 1, 1996 and all retained profits of earlier years, if any.

(8) GDCh and DPhG hereby waive their right of preemption pursuant to the Articles of Association of the Company in relation to the acquisition by Buyer of shares in the Company from Pallas, as set forth in the paragraph (4) of this 2.

             Purchase Price/Payment/Escrow Account

(1) The aggregate purchase price payable to the Sellers for the GDCh Shares and the DPhG Shares (including the right granted to Buyer under the covenant not to compete in
    Section 11 hereof) shall be DM 45,700,000 (in words Deutsche Mark forty-five million seven hundred thousand) subject to adjustment pursuant to para. (5) below (hereinafter: "Purchase Price"). The Sellers shall be responsible for dividing this amount between themselves. Should for any reason Buyer have to make a payment only to one of the Sellers, Buyer shall be entitled to proceed on the assumption that the division shall be proportionate to the shareholdings sold by GDCh and DPhG.

(2) DM 11,425,000 (in words: Deutsche Mark eleven million four hundred twenty-five thousand) of the Purchase Price (less the amount of any Purchase Price reduction under para. (5) (b)) shall be transferred within five banking days of the occurrence of the condition precedent pursuant to Section 2 (3) (iii) (except for Federal Cartel Office clearance and except for any condition precedent for the sale and transfer of the Pallas Shares relating to payments to be made by Buyer to Pallas) and
    Section 2 (3) (iv) into the escrow account referred to in para. (6) below (hereinafter: "Escrow Account") and shall be released therefrom as provided hereinafter.

(3) (a) DM 34,122,500 (in words: Deutsche Mark thirty-four million one hundred twenty-two thousand five hundred)
    of the Purchase Price (being the amount set forth in para. (1) minus the amount paid into the Escrow Account pursuant to para. (2) minus the amount set forth in para. (5) (a)), less the amount of any Purchase Price reduction under para. (5) (b) not yet deducted from the payment pursuant to para.  (2), shall be payable
    to the Sellers within five banking days of the occurrence of the latest of the conditions precedent of
    2 (3)(i), (iii) and (iv)   (the date of such occurrence
    hereinafter: "Closing Date").

    Payments shall be made into the following bank account of Sellers:

        Bank:            Dresdner Bank AG Frankfurt am Main
        Account no.:     4900200
        Bank code:       500 800 00

        GDCh and DPhG confirm that Buyer is entitled to make payment into this bank account for both of the Sellers.

    (b) Now payment shall be due under  2 and  3 (a)
    prior to Buyer having received satisfactory evidence for
    the company having approved of the     splitting of
    Shares contemplated in 2 (1) and  2 (2).

(4) The Purchase Price shall be subject to interest as follows:

    (a) Any interest on the amount of DM 11,425,000 to be paid into the Escrow Account shall be for the account of the Buyer up to and including the day falling five banking days after the Closing Date, and shall be released to Buyer as provided in para.
         (8) (b).

    (b) As from the day falling five banking days after the Closing Date the Sellers shall be entitled to interest at the German Federal Bank discount rate plus 2 % p.a. on the amount standing to the credit of the Escrow Account from that day on. Should the accrued interest on the amount standing to the credit of the Escrow Account exceed the interest which would have accrued on the basis of the above interest rate, the excess shall be released to Buyer. Should the accrued interest on the amount standing to the credit of the Escrow Account fall short of the interest which would have accrued on the basis of the above interest rate, the amount of the shortfall shall be paid by Buyer to Sellers.

    (c) In case of late payment (Zahlungsverzug), Buyer shall pay interest at an increased rate, namely the German Federal Bank discount rate plus 3 % p.a.

(5) The Purchase Price shall be reduced as follows:

    (a) The Purchase Price shall be reduced by DM 152,500 (Deutsche Mark one hundred fifty-two thousand five hundred) on account of any tax liabilities. This amount has already been taken into consideration as a deduction in the calculation of the amount payable under para. (3) above. Buyer shall not have any further claims, with respect to any taxes payable by the Company for any period.

     (b) The Purchase Price shall be further reduced by
         30.5 % of any amount by which the sum of

         -   bank debt and

         -   shareholder loans and

         -   factored receivables as yet unpaid by the debtors

         of the Company, in all cases as of April 30, 1996, exceeds DM 15,000,000 (Deutsche Mark fifteen million). The amount of the excess shall be

        (i) determined by Arthur Andersen & Co. GmbH Wirtschaftsprufungsgesellschaft, Stuttgart, acting as arbiter (Schiedsgutachter) for both parties (the parties to use best efforts to arrange that such determination is made within five working days of the date hereof), and

       (ii) notified to the acting notary by either of both parties, and

      (iii) deducted from the Purchase Price payments as provided in paras. (2) and (3) or shall otherwise be released from the Escrow Account as provided in para (9) (b).


(6) The Escrow Account shall be a notarial trust account
    (Notaranderkonto) opened by the acting notary
    (hereinafter: "Escrow Agent"). The Escrow Account will be operated in accordance with the provisions of the following paragraphs.

(7) The deposit shall be held by the Escrow Agent in an interest bearing account with all interest earned thereon to be treated as part of the deposit.

(8) On the day falling 5 banking days after the Closing Date:

    (a) the Escrow Agent shall release DM 9,140,000 (Deutsche Mark nine million one hundred forty thousand), less any deduction made pursuant to para.
         (2) on account of Purchase Price reduction under para. (5) (b), from the Escrow Account to Sellers and shall pay such amount to the Sellers' bank account shown in para. (3) above;

    (b) the Escrow Agent shall release the amount of accrued interest to Buyer and shall pay such amount to a bank account notified by Buyer to the Escrow Agent.

(9) The remaining amount of DM 2,285,000 (Deutsche Mark two million two hundred eighty-five thousand) shall be administered as follows:

    (a) Sellers shall be entitled to require Buyer to declare a release of money standing to the credit of the Escrow Account at any time after September 30, 1997, in the amount of the balance standing to the credit of the Escrow Account at that time, less the amount of any claim of Buyer against Sellers under this Agreement (including, without limitation, claims based on deliberate misconduct relating to this Agreement but excluding claims based on the agreements contained in Exhibits 14, $ 15 (1) to
         (3) and 16) still existing and notified by Buyer to Sellers in writing with specifation as to the basis of the claim, without the statute of limitation having expired at that time, or at any time thereafter.

    (b) Buyer shall be entitled to require Sellers to declare a release of money standing to the credit of the Escrow Account

        (i) if Arthur Andersen GmbH & Co. has determined pursuant to para. (5) (b) that the sum of bank debt, shareholder loans and factored receivables of the Company as of April 30, 1996 exceeds DM 15,000,000, in the amount of 30.5 % of the excess (except if such excess has already been deducted pursuant to para. (2) or
              (3) above);

        (ii) if Buyer has any other claims against Sellers under this Agreement (including, without limitation, claims based on deliberate misconduct relating to this Agreement but excluding claims based on the agreements contained in Exhibits 14, 15 (1) to (3) and
              16) still existing and notified by Buyer to Sellers in writing with specification as to the basis of the claim, without the statute of limitation having expired at that time or any time thereafter, in the amount of such claims.

    (c) Should the Federal Cartel Office prohibit the transaction, the Escrow Agent, against adequate proof of the prohibition order, shall promptly pay all sums standing to the credit of the Escrow
         Account to Buyer, except if the parties jointly appeal against such order as provided in 7 (3).

(10) Except as provided in para. (8) and para. (9) (c) the Escrow Agent shall only be entitled to release money from the Escrow Account if

    (i) he has received written confirmation from Buyer and Sellers that a certain amount is to be released, or

    (ii) he has received a copy (Ausfertigung) of a final court decision requiring Buyer or Sellers, as the case may be, to release money from the Escrow
         Account.

(11) When releasing money, the acting notary shall be entitled to deduct his fees from the amount standing to the credit of the Escrow Account from time to time, but not from the amount released.

(12) In case of late payment (Zahlungsverzug) of Buyer of more than 3 weeks with the amounts payable under para. (2) or
     (3), Sellers shall be entitled to rescind this Agreement subject to

    (i) instructing the Escrow Agent to release all moneys which may stand to the credit of the Escrow Account at that time to Buyer, less a fixed sum of DM 200,000 for contract costs to be paid to Sellers, and

   (ii) having given Buyer after expiry of the 3 weeks adequate written notice of its intention to rescind, and giving Buyer a grace period of not less than 5 banking days.

                    Title to Pallas Shares

(1) In view of Pallas having become a shareholder in 1991 as a result fo acquiring shares from GDCh and DPhG and as a matter of utmost precaution, GDCh and DPhG waive any right which they might have to challenge the validity of such sale and transfer, whether for reason of an alleged lack of the authority to act or for any other reason.

(2) Sellers undertake to take, upon Buyer's request and at Buyer's cost, all steps which are useful in order to secure Buyer's title to the Pallas Shares and GDCh Share and DPhG Shares. Should Buyer for this purpose require Sellers to transfer shares in the Company, any and all liability of Sellers shall be excluded, including without limitation under 434 German Civil Code.

                     Warranties; Remedies

(1) Sellers hereby warrant (section 459 para. 2 German Civil
    Code) and guarantee (section 305 German Civil Code) as of the date hereof, as follows:

    (a) Sellers have all necessary authority, and have taken all steps prescribed by applicable law or their constitutional documents or otherwise, to enter into this transaction, and have validly authorised the persons acting in their names in the context of this Agreement.

    (b) The stated capital of the Company in the nominal amount of DM 4,687,500.-- is fully paid in; contributions in kind have been valued at not more than market value; no part of the stated capital has been paid back to any of the shareholders presently holding the GDCh Share and DPhG Shares or those shareholders having held the GDCh Share or DPhG Shares in the past; the GDCh Share and DPhG Shares represent roughly 30 % of the stated capital of the Company.

    (c) Each of the Sellers owns the shares sold and transferred by it hereunder, and the Company owns the shares in the Subsidiaries as shown in Exhibit 1(3); each of the Sellers has the unencumbered right to transfer to the Buyer title to the shares sold by it hereunder; there are no liens, encumbrances or claims of any kind or nature on or against the shares sold and transferred hereunder or the shares in any other company of VCH Group; all issued shares of the Company have been duly and validly issued. The provisions of parts C and D referred to in 13 para. 2 of the Articles of Association of the Company have become obsolete, and none of the shareholders of the Company is bound by these provisions any longer.

    (d) The Company is a corporation duly organised and validly existing under the laws of the Federal Republic of Germany and has the power to own its properties and to carry on its business as it is now being conducted; there are no joint ventures, silent partnerships or sub-participations or similar arrangements, except as shown in Exhibit 5(1)(d).

    (e) Sellers have provided Buyer with the consolidated audited financial statements of VCH Group, signed by the auditors, for the fiscal years 1993, 1994 and 1995 (the "Financial Statements");

         the Financial Statements 1995 present a true and fair view of the net worth, financial position and results of the Group;

         The Financial Statements 1995 have been prepared in compliance with German generally accepted accounting principles, consistently applied, without changing the valuation principles, unless shown in the notes.

         To the best of the Sellers' knowlege all pension liabilities are reflected as a provision with the maximum possible amount under section 6a Income Tax
         Act.

    (f) All tangible fixed assets (Sachanlagen) and tangible current assets (Vorrate) of the Company are in a good condition, normal wear and tear excepted; except for retentions of title arising in the ordinary course of business and statutory pledges, the companies belonging to VCH Group have good title to all assets reflected in the Financial Statements 1995 or not reflected only for reason of their low value ("geringwertige Wirtschaftsguter") (except as disposed in the ordinary course of business since January 1, 1996); the assets and inventories of the Company are not encumbered with rights of third parties, unless shown in the Financial Statements, and except collateral for bank loans entered into in the normal course of business.

    (g) Neither the Company nor any other company belonging to VCH Group has granted a guarantee, suretyship (Burgschaft) or other indebtedness for third parties' liabilities, except in favour of other companies of VCH Group in which VCH holds at least 60 % of the shares, and except as reflected in the 1995 Financial Statements, and except for a declaration of subordination made by the company in relation to its claims against Verlagsservice Sudwest GmbH, Waghausel.

    (h)  To the best of the Sellers' knowledge:

         (i) VCH Group does not infringe the intellectual property rights of third parties; however, Sellers declare that companies belonging to VCH Group may in some cases, which are not material in the aggregate, infringe copyrights of their authors by electronic media use of works, and

        (ii) third parties do not infringe the intellectual property rights owned by VCH Group except for isolated and immaterial infringements in certain parts of the world not including the U.S.A. and Europe, and

       (iii) the companies of VCH Group are not involved in lawsuits with a value ("Streitwert") in each case of more than DM 50,000, or relating in each case to assets with a value of more than DM 50,000.

    (i) To the best of Sellers' knowledge, since
         December 31, 1995 the Company has continued to operate its business in the ordinary course, and no material adverse change has occurred.

    (j) All of the material agreements of the Company listed in Exhibit 5(1)(j) are validly existing; none of such agreements has been terminated, amended or has expired without having been renewed on equally favourable terms; the management of the Company is not aware of the intention of the respective other parties to such agreements to terminate or not to renew these agreements on or following April 30, 1996 or in connection with the execution of this Agreement, except as disclosed in Exhibit 5(1)(j).

    (k) Exhibit 5(1)(k) contains a correct general description of the situation as to unpublished books of VCH Group, and a complete list of all journals published but not owned by VCH Group, and a complete list of all journals published by VCH Group where the ownership situation is in dispute.

    (l) Buyer has been given access to certain information material, the table of contents of which is attached as Exhibit 5(1)(l). This material was up-to-date and not misleading in any material respect.

    (m) Pallas became a shareholder of the Company in 1991 by way of acquisition of shares from GDCh and DPhG. In the context of the 1991 transaction, no warranty claims were raised by either party against the other.

    (n) On the basis of German generally accepted accounting principles consistently applied, the losses of VCH
         Group in the first four months of 1996 do not exceed the losses in the first half year of 1995.

(2) To the extent that the representations and warranties refer to the Sellers' best knowledge, the knowledge of the following persons shall be attributed to the respective Seller:

    (a) The managing director (Geschaftsfuhrer) of GDCh;

    (b) the members of the Prasidium (being the Vorstand within the meaning of Section 26 German Civil Code) of GDCh;

    (c) the members of the Vorstand (within the meaning of Section 26 German Civil Code) of DPhG;

    (d) The members of the Economic Board (Wirtschafts beirat) of the Company to the extent they have been appointed by Sellers or any of them.

(3) In the event that any representation or warranty hereunder should turn out to be incorrect in whole or in part, the Sellers shall pay damages to the Buyer in order to put it in the position as if the representation or warranty had been correct, provided that


    (i) if the damage relates directly to the GDCh Share or DPhG Shares (e.g., defect of title), each of the Sellers shall pay to Buyer the full amount of such damage relating to the shares sold by it hereunder, alternatively

    (ii) if the damage relates to the Company or any other company of VCH Group, Sellers shall pay to Buyer
         18 % of such damage.

(4) The Buyer shall be estopped from making any claim for breach of any representation or warranty hereunder to the extent that such claim is based on circumstances which are properly disclosed in this Agreement including its Exhibits.

(5) Buyer is only entitled to assert claims under this
    Section 5 if the amounts of such claims against Sellers exceed in the aggregate DM 100,000 and then only for the amount exceeding DM 100,000.

(6) All claims for breach of a representation (guarantee as set forth in para. (1)) or warranty hereunder shall be limited in the aggregate to an amount of DM 2,285,000 (Deutsche Mark two million two hundred eighty-five thousand). Buyer shall not have any claims with respect to any taxes payable by the Company for any period except as set forth in Section 3 (5) (a).

(7) The aforementioned provisions represent the full and entire agreement of the parties with regard to any representations and warranties of the Sellers. Any further claims by the Buyer for a reduction of the purchase price, rescission or payment of damages, whether on the basis of violation of pre-contractual duties of care, voidability (Anfechtbarkeit) or on any other cause of action, shall be excluded. Claims based upon deliberate misconduct ("vorsatzliches Handeln") are not limited by any of the provisions of this Agreement.

(8) Payments of the Sellers made according to this  5
    constitute in the relationship between the Sellers and Wiley a reduction of the purchase price.

                    Statute of Limitations

(1) All claims of the Buyer arising under this Agreement against the Sellers shall be time-barred on September 30, 1997. For claims based upon deliberate misconduct
    ("vorsatzliches Handeln"), the statutory limitation periods shall apply.

(2) The expiry period of any claim of the Buyer shall be suspended by any written assertion of such claim vis-a-vis Sellers, provided that the Buyer must commence judicial proceedings within three months after receipt of the written assertion by the Sellers (but not before expiration of the relevant contractual or statutory expiry period).

                        Merger Control

(1) Buyer shall without delay notify the German Federal
    Cartel Office of this transaction pursuant to Section 24 a German Statute against Trade Restraints
    ("Kartellgesetz").

(2) Sellers shall assist and join the Buyer in the notification procedure and, upon request, shall submit to the Buyer all information necessary for such purpose.
    Buyer shall keep Sellers informed on the proceedings.

(3) Should a prohibition order be issued by the Federal
    Cartel Office, the parties shall discuss how to proceed it being understood that no party shall be obliged to agree to appeal jointly against the order. This Agreement shall be considered void (auflosende Bedingung) in case a prohibition order is issued and is not appealed against jointly by Sellers and Buyer within the periods prescribed by law, except for the provision of Section 3 (9) (c), and no party shall have a claim against the other in such case.

                            Waivers

Sellers hereby confirm that, subject to the payment by the Purchaser of the Purchase Price hereunder, neither they nor any of their Affiliates ("verbundene Unternehmen" within the meaning of Sections 15 ff the German Stock Corporation Law) nor any company or partnership in which any of them owns or controls (whether directly or indirectly) 25 % or more of the share capital will have any further claims of any type against the Company or members of VCH Group, except for claims under the agreements annexed hereto as Exhibits including their pre-decessor agreements which are currently in force, and except for the claim for repayment of the shareholder loan granted to the Company.


         Conduct of Business until Transfer of Shares

The Sellers shall reasonably endeavour to procure that the business of VCH Group will be continued in the usual and orderly manner in the period between the signing of this Agreement and the time that the transfer of the GDCh Shares and DPhG Shares becomes effective. The Sellers will keep Wiley permanently posted on the business of VCH Group, and will procure that Wiley representatives have access to the premises, and will consult with Wiley prior to taking part in important business decisions including without limitation the taking on of financial debt.


                        Confidentiality

The Sellers undertake to keep confidential all business and operating secrets of VCH Group and not to disclose them to any third party. Buyer undertakes to keep confidential all business and operating secrets of VCH Group and not to disclose them to any third party until the Closing Date.


                   Non-Competition Covenant

(1) Each of the Sellers undertakes not to compete until December 31, 1998 with VCH Group or its legal successors. The Sellers will therefore neither establish a competitive enterprise nor participate in a competitive enterprise nor assist any competitive enterprise in any other form.

    The above non-competition undertaking does not apply in the following cases:

    -    for any activities in connection with the journals
         "Farbe und Lack", "Fresenius Zeitschrift fur analytische Chemie", and "Tenside, Surfactants,
         Detergents",

    - for new book projects or other new publications and any other projets for which VCH has any kind of right of first refusal, should VCH decide not to exercise its option for such new book projects, other new publications or projects under the terms of the Cooperation Agreement (Exhibit 15 (3)),

    - for any Journals if VCH's rights with respect to such Journal terminate pursuant to Paragraph 7 of the general publishing agreement (Exhibit 15 (1));

    - for any lectures and proceedings volumes, which contain material presented at events organized by GDCh. However, VCH shall be given the opportunity to publish the works at terms and conditions accepted by GDCh. VCH shall respond to GDCh's request to publish such works in a timely manner.

    - for the development of on-line chemistry data bases with FIZ Chemie and FIZ Karlsruhe.

(2) For each case of violation the Sellers will, after having been warned off, pay a contractual penalty of DM 20,000. In the event of a continued violation the contractual pen-alty is owed for each one month period without the re quirement of being warned off again. The right to request that the Sellers or any of them cease and desist, and the right to request damages remains unaffected.

(3) Restrictions of the right to compete contained in the Articles of Association of VCH shall not be cancelled or modified by this provision.


                     Public Announcements

Wiley and the Sellers will in respect of this Agreement not cause to be made any press announcement without prior thereto having obtained the consent of the other contracting parties.
The consent may not be unreasonably withheld.

It is known to the Sellers that Wiley may be obliged to publicly announce the subject of this agreement.

                          Assignment

Neither Buyer nor the Sellers are entitled to transfer without the consent of the other contracting party rights or obligations arising from out of this Agreement to a third party (for this purpose, "third party" shall not include Affiliates of Buyer, provided Buyer guarantees the prompt performance of all obligations under this Agreement transferred to the relevant Affiliate).


         Profit and Loss Pooling and Control Agreement

(1) Wiley or a company affiliated with Wiley intends to conclude with VCH a profit and loss pooling and/or control agreement as set forth in Exhibit 14. The
    Sellers in their capacity as shareholders of VCH undertake to support any shareholder resolution proposed by Wiley in order to approve a control and profit and loss pooling agreement substantially in line with Exhibit 14.

(2) The parties agree that Wiley shall not be obliged to acquire the shares of GDCh and DPhG by way of analogous application of section 305 Stock Corporation Act, and Sellers hereby waive any right they may have in this connection. Wiley accepts such waiver.

(3) Wiley contemplates to convert VCH into a partnership, a GmbH & Co. KG, in which GDCh and DPhG would either be limited partners or in which GDCh and DPhG would participate via a GmbH held by them. The Sellers in their capacity as shareholders of VCH undertake to support a shareholder resolution proposed by Wiley GmbH in order to approve such a conversion, subject to such conversion not creating a disadvantage for Sellers which is more than immaterial.


      General Publishing Agreement/Individual Publishing
               Agreements/Cooperation Agreement

(1) Wiley shall cause VCH to, and GDCh shall, enter into a General Publishing Agreement as set forth in
    Exhibit 15(1). Wiley shall cause VCH to, and DPhG shall, also discuss and agree, on the basis of the General Publishing Agreement with GDCh but reasonably taking into account relevant differences, on a General
    Publishing Agreement.

(2) Wiley shall cause VCH to, and GDCh shall, enter into the Transitional Agreement set forth in Exhibit 15(2).

(3) Wiley and GDCh shall enter into a Cooperation Agreement as set forth in Exhibit 15(3).


                Articles of Association of VCH

Wiley and the Sellers shall change the Articles of Association of VCH substantially as shown in Exhibit 16.


                       Several Liability

(1) GDCh and DPhG shall be liable hereunder severally and not jointly.

(2) For monetary obligations, GDCh shall bear 9/10
    (nine/tenth) and DPhG shall bear 1/10 (one tenth) of the amount.

                         Miscellaneous

(1) Any notices and other communications in connection with this Agreement shall be in writing and shall be delivered or sent by registered mail, telex or telefax to the following persons and addresses or such other addresses as the parties may hereafter notify to each other:

    If to Sellers:     Gesellschaft Deutsche Chemiker e.V.,
                        Varrentrappstrasse 40
                        D-60486 Frankfurt am Main
                        Federal Republic of Germany
                        Geschaftsfuhrung
                        Herrn Prof. Dr. Dr. h.c. H. tom Dieck,

                        such notice also being valid vis-a-vis
                        DPhG


    with a copy to:    Bruckhaus Westrick Stegemann
                       Dr. Konstantin Mettenheimer, business
                       address: Taunusanlage 11, 60329
                                Frankfurt am Main

    If to the Buyer:   John Wiley & Sons, Inc., Attn: Richard
                       Rudick, General Counsel,
                       605 Third Avenue, New York,
                       N.Y. 10158-0012

    with a copy to:    Hengeler Mueller Weitzel Wirtz
                       Dr. Klaus-Dieter Stephan, business
                       address: Bockenheimer Landstrasse
                                51-53, 60325 Frankfurt am Main


(2) DPhG hereby grants GDCh a power-of-attorney to act in the name of DPhG, and to enter into any agreement and to make and accept and receive any declarations and to take any action in the name of DPhG, in the context of this Agreement and the transactions contemplated herein.

(3) The costs and expenses of this Agreement including tax, legal, financial advisory and brokerage costs and fees shall be borne by the party commissioning the respective costs. The notarial costs and Federal Cartel Fees of this Agreement shall be borne by the Buyer. Sellers guarantee that the Company will not be charged any brokerage or similar fees in the context of this transaction.

(4) Exhibits to this Agreement constitute an integral part of this Agreement.

(5) This Agreement and its Exhibits comprise the Agreement between the parties concerning the subject of the Agreement and replace all oral or written declarations of intention made by the parties in connection with the contractual negotiations. Changes of and amendments to this Agreement shall be made in writing.

(6) This Agreement and any disputes which may arise therefrom shall be governed by and construed in accordance with the laws of the Federal Republic of Germany (without giving effect to its conflict of laws principles) excluding the laws governing the international sale of goods. Non-exclusive jurisdiction shall vest in the courts of Frankfurt am Main regarding all disputes arising out of this Agreement.

(7) In the event that one or more provisions of this Agreement shall be, or shall be deemed to be, invalid or unenforceable, or if this Agreement is incomplete, the validity and enforceability of the other provisions of this Agreement shall not be affected thereby. In such a case the parties hereto agree hereby on such valid and enforceable provision or on provisions completing this Agreement which are commensurate with the commercial intent of this Agreement.